Filed by First Financial Bancorp.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: MainSource Financial Group, Inc.
(Commission File No. 000-12422)

The following transcript of a public conference call hosted by First Financial Bancorp. on July 26, 2017 is filed herewith pursuant to Rule 425 under the Securities Act of 1933. This transcript was prepared by a third party and has not been independently verified by First Financial Bancorp. and may contain errors.

CORPORATE PARTICIPANTS
Anthony M. Stollings First Financial Bancorp. - President & Chief Banking Officer
Archie M. Brown MainSource Financial Group, Inc. - Chairman, CEO and President
Claude E. Davis First Financial Bancorp. - CEO, Director, Chairman of First Financial Bank and CEO of First Financial Bank
James Michael Anderson MainSource Financial Group, Inc. - CFO and EVP
John M. Gavigan First Financial Bancorp. - CFO, SVP and CFO of First Financial Bank
Scott Crawley

CONFERENCE CALL PARTICIPANTS
Andrew Wesley Stapp Hilliard Lyons, Research Division - Analyst for Banking
Christopher Edward McGratty Keefe, Bruyette, & Woods, Inc., Research Division - MD
Daniel Edward Cardenas Raymond James & Associates, Inc., Research Division - Research Analyst
Erik Edward Zwick Stephens Inc., Research Division - VP and Research Analyst
Kevin Kennedy Reevey D.A. Davidson & Co., Research Division - Senior VP & Senior Research Analyst
Nathan James Race Piper Jaffray Companies, Research Division - Research Analyst

P R E S E N T A T I O N
Operator
Good day, and welcome to the First Financial and MainSource Merger Announcement and Second Quarter 2017 Earnings Conference Call and webcast. (Operator Instructions) Please note this event is being recorded. I would now like to turn the conference over to Mr. Scott Crawley, Corporate Controller. Please go ahead.

Scott Crawley
Thanks, Allison. Good morning, and welcome to the First Financial Bancorp and MainSource Financial Group Merger Announcement and Second Quarter 2017 Earnings Conference Call and Webcast. The merger press release and the company's slide presentation issued yesterday and First Financial second quarter earnings release and the company's presentation are available on First Financial's website at www.bankatfirst.com under the Investor Relations section. MainSource's second quarter earnings release is available as well on the company's website at www.mainsourcebank.com, also under Investor Relations. We will make reference to the slides contained in the presentation accompanying (inaudible) merger announcement during today's call. Additionally, please refer to the forward-looking statement disclosure contained in the second quarter 2017 earnings release, as well as the SEC filings for a full discussion of the company's risk factors. The financial information provided today is accurate as of June 30, 2017, and First Financial and MainSource will not be updating any forward-looking statements to reflect facts or circumstances after this call. Participating on today's call from First Financial will be Claude Davis, Chief Executive Officer; Tony Stollings, Chief Banking Officer; and John Gavigan, Chief Financial Officer. Also joining us today from MainSource are Archie Brown, Chairman, President and Chief Executive Officer; and Jimmy Anderson, Chief Financial Officer. I will now turn the call over to Claude Davis.

Claude E. Davis - First Financial Bancorp. - CEO, Director, Chairman of First Financial Bank and CEO of First Financial Bank
Thank you, Scott, and good morning, everyone. Thanks for joining us on today call. We are, obviously, very pleased and excited to announce the strategic merger between First Financial and MainSource. We both believe we are bringing together 2 strong companies with shared cultures, (inaudible) high-performing banks serving communities throughout the Midwest. As Scott mentioned, in addition to the management team from First Financial, we also have 2 important guests with us from MainSource to help discuss the transaction. Archie Brown, Chairman, President, CEO; and Jamie Anderson, CFO. Due to the timing of the announcement and in conjunction with our respective second quarter earnings releases, we're going to take a few minutes for some comments on quarterly results for both companies and then focus the rest of our discussion on the merger. At the conclusion, we will open the call for questions. With that, I'll now turn the call over to Tony and Jamie for remarks on quarterly results. Tony?

Anthony M. Stollings - First Financial Bancorp. - President & Chief Banking Officer
Thank you, Claude. Yesterday afternoon when we announced our financial results for the second quarter, including net income of $22.7 million or $0.37 per diluted share, representing another solid quarter performance and our 107th consecutive quarter of profitability. Year-to-date in the second quarter, we have burned earnings per share at 12% compared to the same period last year. Our second quarter results reflect consistent earnings, strong loan and deposit growth, disciplined expense management and solid credit metrics. Overall performance was slightly short of our expectations, primarily related to the net interest margin. From a balance sheet perspective, the quarter's loan growth of $120 million was exceptionally strong as both Commercial and Commercial Real Estate contributed to an annualized end-of-period linked-quarter growth rate of 8.3%. Average deposits grew $128 million during the quarter as increases in both savings and noninterest-bearing deposits more than offset the intentional runoff (inaudible). Credit metrics also improved and the declines in nonperforming and classified assets helped offset the impact from a small net increase in nonaccrual loans during the period.

Earnings in the income statement. Net interest margin underwhelmed and weighed on another (inaudible) solid performance. Net interest income was $68.5 million, down slightly from the first quarter as higher interest income earning assets was offset by a sharp decline in loan fees and increased funding costs. Reflecting these impacts as well as the balance sheet fluctuations during the period, our net interest margins declined 14 basis points to 3.56% on a fully tax-equivalent basis.

Slide 6 in our second quarter earnings net provides additional margin details for the quarter, showing a decline in loan prepayment fees was the primary driver of the lower margin, though higher nonaccrual loan balances, our earning assets and (inaudible) and other factors contributed as well. It's worth noting that while prepayment fees can be volatile and the declines negatively impacted income to margin for this quarter, our preference over the long term is always to retain client relationships as well as earning asset balances. As to go-forward expectations, our near-term outlook is for the basic net interest margins to remain stable, while loan fees could create volatility in either direction. We're certainly disappointed with the margin performance this quarter and are taking steps to improve margins and offset the bottom line impact. First, we are increasing monitoring efforts through our loan pricing and assets yield, balancing this with competitive market pressures. Second, we are taking steps to lower deposit costs, including a shift away from the index money market product towards a more managed (inaudible) products. Third, we continue to focus on strategies to grow noninterest income, and have seen year-over-year improvements from strategies implemented last year. Fourth, we have accelerated efficiency efforts (inaudible) our quarterly operating expense rate down to approximately $50 million per quarter. As a result, we have lowered our full year expense guidance to 1% to 2% growth, excluding one-time charges associated with those efforts. We believe these efforts will help improve margins and bottom line results for future periods. Finally, we are optimistic that the late second quarter loan production and solid near-term pipeline expectations position us for continued growth during the second half of the year. With that, I will turn the call over to Jamie for some comments on MainSource's second quarter results.

James Michael Anderson - MainSource Financial Group, Inc. - CFO and EVP
Thank you, Tony. We also announced our financial results yesterday after (inaudible) second quarter of 2017, and we were pleased with our overall performance. Excluding nonoperating items primarily related to the acquisition of

FCB Bancorp, operating income was $13.6 million, which represents earnings per share of $0.53 and an 18% increase from $0.45 a year ago. The addition of FCB Bancorp in late April, organic loan growth over the past 12 months and a strong net interest margin were key drivers of our improved earnings performance. In addition, we are achieving the operating leverage that we expect to come on recent acquisitions, which helps drive our core efficiency ratio to 60% in the second quarter. While we were pleased with our earnings for the quarter, we did not achieve the loan growth we anticipated. Loan balances, excluding the loans acquired from the FCB acquisition, were virtually flat on a linked-quarter basis as loan origination activity was softer than expected. However, our loan pipelines indicate stronger performance and we are optimistic that we can achieve loan growth in the second half of 2017, similar to our historic norms of mid- to high single digits. Despite the lack of (inaudible) net interest margin remained strong and was 3.77% for the second quarter of 2017. This was an increase of 1 basis point on a linked-quarter basis and an increase of 14 basis points from the same period a year ago. A slight increase in purchased accounting accretion and the ability to lag deposit pricing and the stagnant short-term rates higher led to the increase in the margin. Credit followings remains excellent during the second quarter as nonperforming loans declined on a linked-quarter basis. In addition, net charge-offs were at historic levels and only 2 basis points on an annualized basis. Credit quality trend, coupled with with flat loan balances, resulted in a lower level of loan loss provision expense for the second quarter. As previously mentioned, we completed our acquisition of FCB Bancorp during the second quarter. This transaction closed on April 30, and we converted operating systems in late June. With the addition of their 7 branches and 365 loans and deposits, we improved the lines in market share and (inaudible). So far, the transition has gone very well, and we are excited to have a meaningful presence (inaudible). I will now turn the call back over to Claude to discuss the transaction.

Claude E. Davis - First Financial Bancorp. - CEO, Director, Chairman of First Financial Bank and CEO of First Financial Bank
Thank you, Jamie. Before we discuss the details of the merger, I want to take the opportunity to welcome our future colleagues from MainSource. We believe this is an excellent partnership for both parties, and look forward to working with you and your team to grow and enhance the excellent franchise you worked so hard to establish. Turning our attention to Slide 4 in the investor deck. After the market closed yesterday, we announced that we've entered into an agreement to merge with MainSource, creating a high-performing $13 billion Midwest community bank. In our view, this is a transaction that meets each of the criteria one could hope for in a deal of this magnitude. Geographically, we view each other as complementary across Ohio, Indiana and Kentucky. We continued expansion in key market such as Cincinnati and Indianapolis as well as MainSource's recent entry into the attractive (inaudible) market, we believe that MainSource is a perfect complement to First Financial's existing franchise. Operationally, these 2 banks have long (inaudible) histories built on strong core values. The more time we spent discussing this (inaudible) combination, it became (inaudible) similar our cultures and operating philosophies are. As a result, we believe the organization integrated in a smooth and efficient manner. We have known and competed with MainSource for quite some time, and our competent due diligence process confirming strong cultural fit, solid credit portfolios, complementary operational strength and ability to combine management and key associates to assist with the transition and help grow this collective franchise going forward. Finally, as we currently sit at $8.7 billion in assets, First Financial has evaluated the pros and cons of growing through the $10-billion asset threshold and weight our potential strategic options. By moving above $13 billion, we believe this transaction serves as an efficient and effective means of offsetting cost and moving beyond this critical threshold. In terms of the economic impact, we believe we have structured the deal to be financially attractive for both parties, with room for upside for all shareholders. Additionally, both companies have a history of successful acquisitions, which we believe serve us well in estimating potential cost saves as well as planning and executing the integration, resulting in a lower risk.

We (inaudible) due diligence process for over 2 months now, and have been preparing for crossing $10 billion for several years. So we feel we are well prepared to move forward together successfully. John will walk through the financial details of the transaction shortly, with the assumption used in transaction modeling as well as detail on our preparation for opting to $10 billion threshold. On Slide 5 of the investor presentation, we give you a view on just how complementary our geographic footprints are. While we have coexisted and competed in certain markets for years, this transaction introduces several new markets to both institutions. The combine map also depicts the significant level in geographic redundancy we have, which drives the expected efficiencies we will discuss in greater detail later.

On Slide 6, we're illustrating the relative contribution of these 2 quality institutions and why this is viewed as a collaborative process from the offset of our -- outset of our conversations. Both companies bring strong balance sheet and capital to the partnership.

Turning to Slide 7. MainSource's loan portfolio is the high-quality, low-risk portfolio that complements our learning profile going forward. Together, we will continue to maintain a diversified portfolio. Most importantly, we believe that our broad commercial product suite and experience will create additional lending opportunities across MainSource's existing customer base and new markets.

Looking at Slide 8, I do want to spend a moment to talk about the strength of MainSource's retail base. MainSource has an excellent franchise and a favorable composition deposits, 97% of which are core, which generates an extremely low deposit cost at 16 basis points. This is significantly more favorable than our own franchise and moves are across from 53 to 40 basis points on a combined basis. We still believe that core funding is a critical component (inaudible) banking, and we are excited to leverage MainSource's strength in retail banking across our footprint going forward.

Turning to Slide 9. Slide 9 covers the terms of the merger, with MainSource's shareholders having the right to receive 1.3875 shares of First Financial common stock for each share of MainSource stock that they own. This is an all-stock deal with a (inaudible) exchange ratio, so the economics are effectively fit since the deal value and effective purchase price per share will move in tandem with First Financial stock price. Based on Tuesday's closing prices, this translates to a purchase price of $38.99 per MainSource share or approximately 15% premium to their closing price on Tuesday. Upon closing of the merger, MainSource's shareholders grown approximately 37% as a combined company. All of MainSource's options and warrants will carryover and be exercised (inaudible) First Financial stock under their respective term. Our companies headquarters will remain here in Cincinnati, and we anticipate the deal will close in the first quarter of next year. We have collaborated to assemble an executive team, utilizing the talents of both organizations. Upon closing the transaction, I will assume the role of Executive Chairman, and Archie will become President and CEO of the combined company. Together, we will join (inaudible) strategy, management and performance. We will also join the (inaudible) transition team to ensure a successful cultural integration. A broader view of the team going forward is located in the appendix of the slide presentation. Before we discuss some of the financial details of the merger, I'd like to turn the call over to Archie to share some of his thoughts regarding their strategic rationale for this combination. Archie?

Archie M. Brown - MainSource Financial Group, Inc. - Chairman, CEO and President
Thank you, Claude. First of all, I would like to thank Claude and his team. This has been a very collaborative process from the beginning. We're very excited about the -- combining with First Financial Bancorp and the opportunities that lie ahead. As you heard from Claude and will hear more detail from John in just a minute, this is a very compelling financial and strategic partnership that's both attractive to shareholders today as well as longer term. In the last decade, we've made significant progress moving our company from a rural franchise with limited top line growth to one that now has close to half of it's footprint in nearby metropolitan markets with an ability to consistently grow earning assets. Even so to move to a higher level requires that we make significant additional investments in these markets. Doing so would likely have a much larger impact on our expenses over the intermediate term, then on the growth and assets and revenue. Additionally, while in recent years, we've have made progress in printing our large number of branches, we continue to have a (inaudible) branch network that will be exceedingly difficult to pair to a level needed to be competitive in the long term. From a strategic view, this combination accelerates our plans for the footprint by several years. We incur the benefit from combining the talent of 2 excellent banking companies with complementary franchises and filling gaps that we both currently have across the different aspects of our respected businesses. Particularly, we're excited about the ability to leverage the wealth-management platform at First Financial across our branch network, which would have taken -- otherwise, taken years to build on our own. This is a (inaudible) combination we anticipate the combined company will be a top (inaudible) performer from day 1, and we will be much better positioned for long-term growth and success, with the scale and strength we won the leading Midwest banking institutions. We are very pleased with the positive impact this merger will have on the MainSource shareholders. We are receiving a very attractive premium of over

15% at a time we are trading at historically high levels, along with approximate 10% earnings per share accretion and a significant increase of approximately 40% in common dividends to shareholders today. We (inaudible) strategic and financial reasons that partnering with First Financial represents an outstanding opportunity for shareholders. At this point, I'll turn the call over to John for additional comments on the transaction.

John M. Gavigan - First Financial Bancorp. - CFO, SVP and CFO of First Financial Bank
Thank you, Archie. Looking at the assumptions and financial impact on Slide 10, we believe we have agreed to a deal with pricing and economics that are attractive on many levels for the combined company and its shareholders. Excluding one-time cost, we expect partial year earnings accretion in 2018 of approximately $0.09 per share or 5%. An accretion of approximately $0.17 per share or 9% in 2019, which reflects the first full year of cost savings. Tangible book value dilution at close is estimated to be 5.4%, and we project the (inaudible) FX in 3 years using the standard (inaudible). Based on a simple earned-back method, we would earn back the dilution in a little under 4 years using 2019 earnings accretion. And we calculate an internal risk rate of return in the upper teens, exceeding our internal (inaudible). Regarding cost saves, both management teams spent significant amount of time working together to identify efficiency opportunities. We have identified 45 to 50 branches that can be consolidated, and expense reductions across both companies totaling approximately 13% of the combined current expense rates, which we believe is conservative given the M&A expertise at both institutions and our demonstrated ability to execute. We have performed a detailed credit review of each other's loan portfolios and have assumed a conservative 1% loan mark or 20 basis points when netted against MainSource's current reserves, along with several others fair value marks as shown here on the slide.

As a result of moving over $10 billion in assets upon closing, our estimates reflect 3 specific adjustments to account for that impact. First, a combined $12 million pretax reduction in annual interchange fees from the Durbin Amendment. Second, a $2 million pretax increase in annual regulatory and compliance cost, predominantly related to additional stress testing requirement and heightened regulatory oversight. And third, a $500,000 after-tax reduction in annual dividend payment on Federal Reserve preferred stock due to the (inaudible). In terms of timing, we expect the Durbin Amendment to be applicable in the back half of 2019 and fully paced-in for 2020. While the other 2 adjustments are expected to have a 50% phase-ins during 2018 and 100% thereafter. As Claude mentioned earlier, this deal certainly helps offset the cost of approximate $10 billion assets threshold. Isolating this impact, the $10 billion hurl reduces our combined net income by approximately $9.6 million after taxes or $0.10 per share after the merger. This is fully reflected in our earnings accretion estimates.

Turning to Slide 11. In terms of impact to the financial metrics, we obviously moved to over $13 billion in assets on a combined basis or closer to $14 billion at further organic growth expected between now and transaction closing that consist.

Given the all-stock nature of the deal, our strong capital levels carry through to the combined company, and we believe that we will be well positioned for further growth, whether organic or by acquisitions, once the merger is completed and successfully integrated. On a fully (inaudible) basis, this transaction results in an increase to our return ratios, with return on assets increasing approximately 17 basis points, and return on tangible common equity improving by approximately 150 basis points. With respect to the combined efficiency ratio, we believe the merger will enable us to move into the low 50% range.

On Slide 12, with respect to the due diligence process, again, we feel that being experienced and disciplined acquirers gives us an advantage in successfully integrating the 2 companies. Both companies performed extensive, mutual diligence over a few months period, focusing on credit, cost structures, branch networks, regulatory and compliance, legal, as well as other areas. Neither parties identified any material risks to moving forward. There is a possibility of a handful of required branch divestitures and deposit concentration, but this is very limited in our view and should not have a material impact on our financial results or strategy.

In terms of $10 billion (inaudible), First Financial has been preparing for this hurdle for several years. We believe we are well positioned to address these additional requirements, (inaudible) have accounted for all the various material costs that are incremental to our standalone forecast and our modeling assumptions.

Finally, on Slide 13, as we speak about integration, we also want to note that we have not included revenue synergies in our modeling. However, we do see potential revenue upside in a few areas. First, commercial earning asset group. We believe we can advance our expertise in commercial lendings across MainSource's customer base and geographic markets to create incremental lending volume. Second, we also believe that (inaudible) tenet of MainSource's successful consumer retail culture across our own existing customer base to attract new customers and generate additional business. Third, we see additional cross-sell opportunities for our wealth management business, including our retirement planning and private banking services. Fourth and finally, we see scale advantages to further optimizing our balance sheet and attracting some larger clients. This concludes my comments, and I will now turn the call back to Claude.

Claude E. Davis - First Financial Bancorp. - CEO, Director, Chairman of First Financial Bank and CEO of First Financial Bank
Thanks, John. I believe that we've now covered everything, but I would like to reiterate a real excitement about this combination. We believe that First Financial and MainSource together will be significantly better positioned to serve our clients, communities and shareholders. We look forward to spending the rest of the year focusing on smooth transition and positioning the combined company for continued success in the years to come. As we prepare to open the call up for questions, I'll just briefly mention that in the interest of time and to be respectful of Archie and Jamie's availability, we'd like to focus questions (inaudible) questions regarding the merger first, but certainly if there are questions pertaining to second quarter results for either company, we ask you to just hold those for the end and then you follow up with John or Jamie directly following this morning's call. We will be happy to discuss either of those question with you. With that, Allison, I'll turn you -- turn over to you to open the call up for questions.

Q U E S T I O N S A N D A N S W E R S
Operator
(Operator Instructions) And our first question will come from Chris McGratty of KBW.

Christopher Edward McGratty - Keefe, Bruyette, & Woods, Inc., Research Division - MD
Claude, maybe I start with just kind of a strategic question on the margin. Obviously, this quarter had some pressures, but I think one of the merits of the deal is the funding -- the low-cost funding that MainSource brings. Could you comment on how you see the transition of the deposit base from the lower-network deposits that have higher betas towards the more granular retail and how that's going to effect the margin maybe into next year?

Claude E. Davis - First Financial Bancorp. - CEO, Director, Chairman of First Financial Bank and CEO of First Financial Bank
Sure, Chris. I'll (inaudible) and John can add anything he'd like, or Jamie. One of the things that we see in this combination, obviously, a lot of strategic cultural fits, obviously, we also feel like that our business models fit well together. And clearly, as of the real things that MainSource has done exceptionally well is to build a attractive low-cost deposit base and its one that we think fits well with our asset growth platform as well as their asset growth platform. And with our -- we feel good about our deposit base. We think we've done a good job in filling in as well. We have had some migration more towards some of our money market accounts, which we'll work (inaudible) to change. So yes, I think this fit is very solid, and I think you'll see a positive and a market impact as a result. And it's, obviously, (inaudible) EPS accretion as we -- that we vowed on. John, if you would add anything to that.

John M. Gavigan - First Financial Bancorp. - CFO, SVP and CFO of First Financial Bank
Yes, Chris, I'll just add a few comments and I'll speak maybe a little bit more towards the current quarter and kind of near term. Certainly, the margin fell short of our expectations here in the second quarter. As Tony said, it weighted on an otherwise solid performance. Outside of the impact on the loan fees, there are a number of variable that impacted the margin, and that's why we gave some of the additional details in the earning slide presentation as we did. But ultimately, I would say, we didn't see the list that we expected on the asset side as a result of some of those variables that I mentioned. So we're facing steps to improve the margin, I would say focus both on the asset side here as well as kind of shifting course a little bit on the funding side. We had focused on some of the index deposits, which we were okay with when we expected the asset side to move up with that. Since we're not seeing that, that's really what's driving us to make that shift there and focus on mandatory deposits a little more (inaudible) moving toward and trying to bring those costs down. And then I'll add to that is some of premium comments earlier. I mean, in addition to the kind of balance sheet management strategies, continuing our efforts around noninterest income strategy as well as managing expenses even further to offset any borderline impact.

Christopher Edward McGratty - Keefe, Bruyette, & Woods, Inc., Research Division - MD
Okay, great. If I can just sneak one in. In terms of the follow-up between the margin outlook and the expenses. I think you said 50 a quarter, it was kind of a near-term expectation. You guys have had a lot of success keeping expenses controlled. If we're kind of thinking about the 2 items together, does the dynamic of the margin -- is that more of a -- a bit of the headwind net of the expense opportunities that you see? Or can you kind of -- as you look out a few quarters, perhaps get to kind of a breakeven between the two?

John M. Gavigan - First Financial Bancorp. - CFO, SVP and CFO of First Financial Bank
Yes, I think, Chris, it's more of the latter and we're very focused on, as I've said, offsetting any online impact there and not letting it impact our full year results.

Operator
Our next question will come from Kevin Reevey at D.A. Davidson.

Kevin Kennedy Reevey - D.A. Davidson & Co., Research Division - Senior VP & Senior Research Analyst
So either this question is for either John or Jamie. How -- in your modeling for the deal, have you made any assumptions about any deposit attrition in your numbers? And if so, what kind of deposit attrition were you assuming? And this is on the MainSource part of the deal.

John M. Gavigan - First Financial Bancorp. - CFO, SVP and CFO of First Financial Bank
Yes, sure. Kevin, this is John. We've assumed some level of revenue loss related to the branch consolidation, and that's embedded in that cost save figures that we disclosed there. We did not express significant deposit attrition as a result of this. I mean, both companies have a pretty strong track record of retaining their core deposit base. And we expect to continue that going forward.

Kevin Kennedy Reevey - D.A. Davidson & Co., Research Division - Senior VP & Senior Research Analyst
Great. And then, Jamie, if I heard you correctly, do you say that there will be limited branch closures, and this should be -- have a pretty much a negligible effect on the outlook and assumptions?

James Michael Anderson - MainSource Financial Group, Inc. - CFO and EVP
No, actually (inaudible) in the investor deck and in our comments, the branch closures -- because of the overlapping branches, that's a critical part for us getting to the cost savings, and we are projecting between 45 and 50 branch closures/consolidations.

Operator
Our next question will come from Erik Zwick of Stephens Inc.

Erik Edward Zwick - Stephens Inc., Research Division - VP and Research Analyst
First Financial has traditionally been more of a commercial-focused bank, while MainSource has been more balanced between commercial and retail. What would you expect that the growth mix of the pro forma company to look like?

Claude E. Davis - First Financial Bancorp. - CEO, Director, Chairman of First Financial Bank and CEO of First Financial Bank
I'll start. This is Claude. I -- yes, I think we would expect continued balance in all of those areas. We don't see (inaudible) stop the growth of anything that MainSource has traditionally done nor what we at First Financial has traditionally done. And I think that said, we see it as a real synergy of this combination. And then, in fact, we feel like there's things we can learn from each other to actually accelerate growth in areas. I know it's certainly on First Financial side, we feel like there are some areas that we can accelerate our growth in learning some of the things that MainSource has been successful at. So we just see this as a real synergistic and value-add. Archie, if you'd add.

Archie M. Brown - MainSource Financial Group, Inc. - Chairman, CEO and President
Sure. Yes, Erik, this is Archie. We -- I (inaudible) We work at this (inaudible) If you look at First Financial on the commercial side, we think they are ahead a little bit of us, and what they have developed in (inaudible) commercial business (inaudible) we think that's a big -- a real positive to lay over on our footprint. And then (inaudible), we think when we go over to the retail side is a strength for us and we will able to, again, put that on both companies and grow the retail business. And then, First has a really robust and holistic wealth management business that we think will help our franchise. So very complementary. I think we'll see growth in all the key business lines as a result.

Erik Edward Zwick - Stephens Inc., Research Division - VP and Research Analyst
And then would you expect any material change to the interest rate sensitivity profile of the pro forma company relative to the legacy First Financial?

John M. Gavigan - First Financial Bancorp. - CFO, SVP and CFO of First Financial Bank
Yes, Eric, this is John. Based on our modeling, we're moderately asset-sensitive, MainSource is moderately liability-sensitive. We project on pro forma basis that we'll be relatively neutral.

Operator
(Operator Instructions) Our next question will come from Andy Stapp of Hilliard Lyons.

Andrew Wesley Stapp - Hilliard Lyons, Research Division - Analyst for Banking
Would you provide some details on the timing of the cost savings?

John M. Gavigan - First Financial Bancorp. - CFO, SVP and CFO of First Financial Bank
Yes, sure, Andy. This is John. As we said on the -- in the prepared remarks, we expect the deal to close some time during the first quarter of 2018. So you expect to realize approximately 75% of the cost saved in the first 12 months postclosed, and then 100% thereafter.

Andrew Wesley Stapp - Hilliard Lyons, Research Division - Analyst for Banking
Okay. And when will the systems conversion occur?

John M. Gavigan - First Financial Bancorp. - CFO, SVP and CFO of First Financial Bank
Given a first quarter '18 expected closing, we would expect system conversions to take place some time 45 to 90 days postclosings. So probably mid- to late second quarter 2018.

Andrew Wesley Stapp - Hilliard Lyons, Research Division - Analyst for Banking
Okay. And would you provide some color on MainSource's retail CRE loans?

Archie M. Brown - MainSource Financial Group, Inc. - Chairman, CEO and President
Andy, this is Archie. The -- it's just very granular. Quite a bit of that came over from couple of recent acquisitions first half when we will -- had a very granular small, kind of, dollar retails (inaudible) portfolio, that's very stable, performs well. We don't really have any kind of credit tenet -- national credit tenet kind of exposure in most of the portfolios. So it's strong, solid smaller dollars performs well with limited risk and some of the things that you read about today.

Andrew Wesley Stapp - Hilliard Lyons, Research Division - Analyst for Banking
Okay. And then if I could get in one last question. How would the deal impact the effective tax rate for First Financial?

John M. Gavigan - First Financial Bancorp. - CFO, SVP and CFO of First Financial Bank
Yes, Andy, this is John. If you look at our effective tax rate, approximately 33%. MainSource, obviously, historically, has gone at a slightly lower effective tax rate, kind of in the upper -- mid-upper 20% range there. On a pro forma basis, we expect a lot of (inaudible) tax planning strategy that MainSource has (inaudible). (inaudible) to carry over this combined companies, it will be a blend and will probably be in the low 30% range.

Operator
Our next question will come from Nathan Race of Piper Jaffray.

Nathan James Race - Piper Jaffray Companies, Research Division - Research Analyst
Quick question on capital levels. Obviously, the deal is going to be accretive across most levels. But was just curious of the transaction changes you are thinking in terms of having the ATM program that was announced in March?

John M. Gavigan - First Financial Bancorp. - CFO, SVP and CFO of First Financial Bank
Yes, Nathan, this is John. If you look at the pro fores on Slide 11 of the investor presentation, the capital ratios on a pro forma basis really don't change materially. So I don't really see a change in our view on capital right now. We think on a combined basis we'll be -- we'll continue to be well capitalized and positioned for further growth.

Nathan James Race - Piper Jaffray Companies, Research Division - Research Analyst
Got you. And what kind of growth assumptions are you assuming at the pro forma company as we get into late 2018 and early 2019?

Claude E. Davis - First Financial Bancorp. - CEO, Director, Chairman of First Financial Bank and CEO of First Financial Bank
We both followed a, kind of, mid to -- mid-single digits to mid-to-high single-digit type organic growth model. So we just assumed those as a part of our transaction.
Operator
(Operator Instructions) Our next question will come from Alexander Hamilton with MainSource.

Unidentified Analyst
I just wanted to ask a quick question. So how will this affect our (inaudible), like, interest rates. Do we expect any, like, big change with that?

John M. Gavigan - First Financial Bancorp. - CFO, SVP and CFO of First Financial Bank
Are you talking about deposit rates?

Unidentified Analyst
Yes.

John M. Gavigan - First Financial Bancorp. - CFO, SVP and CFO of First Financial Bank
No, I think it will continue to run the retail business, I think, very similar. Both companies do it very similarly already. So we'll continue to do what I think we're customed to doing.

Operator
And our next question will come from Daniel Cardenas with Raymond James.

Daniel Edward Cardenas - Raymond James & Associates, Inc., Research Division - Research Analyst
Just a quick question. Pro forma concentration ratios, what would those numbers look like for your CRE portfolio and your construction portfolio as a percentage to risk capital -- risk-related capital?

John M. Gavigan - First Financial Bancorp. - CFO, SVP and CFO of First Financial Bank

Yes, Dan, we've included those on Slide 7 of the investor presentation kind of in the middle-left side of the slide. Pro forma basis, 51% structure and development and 218% on the CRE. So well below the kind of regulatory guidelines there.

Daniel Edward Cardenas - Raymond James & Associates, Inc., Research Division - Research Analyst
Perfect, perfect. All right. And then, I know you just announced this deal, but as you think about the transaction once it closes, I mean, do you have an appetite for additional M&A? Or is that kind of on the shelf as you digest this pretty sizable deal?

Claude E. Davis - First Financial Bancorp. - CEO, Director, Chairman of First Financial Bank and CEO of First Financial Bank
Dan, I'll start. This is Claude. I think we're going to focus for now on getting this deal integrated and make sure our associates and clients and communities are taken care of. And once we get through that, and Archie and I talked about, certainly by continually looking forward, obviously, not on the organic growth side, but also there are partners out there that would make sense for us, but that's well down the road once -- we need to get through this integration first.

Daniel Edward Cardenas - Raymond James & Associates, Inc., Research Division - Research Analyst
And then last question here. The one-time costs associated, are those going to spread out throughout the remainder of this year in Q1? Or is it mostly a Q1 event?

John M. Gavigan - First Financial Bancorp. - CFO, SVP and CFO of First Financial Bank
Yes, it's probably about 50-50 premium postloans.

Operator
And having no further questions, this will conclude our question-and-answer session. I would like to turn the conference back over to Mr. Claude Davis for any closing remarks.

Claude E. Davis - First Financial Bancorp. - CEO, Director, Chairman of First Financial Bank and CEO of First Financial Bank
Great, Allison. Thank you. And again, thanks for -- everyone, for your interest in First Financial and MainSource. And again, just to reiterate, how excited we both are at the potential of this combination. So thank you for joining our call today.

Operator
The conference has now concluded. Thank you for attending today's presentation. You may now disconnect your lines.

Important Additional Information About the Merger
This communication is being made in respect of the proposed merger transaction between First Financial Bancorp. ("First Financial") and MainSource Financial Group, Inc. ("MainSource.") First Financial intends to file a registration statement on Form S-4 with the SEC, which will include a joint proxy statement of First Financial and MainSource and a prospectus of First Financial, and each party will file other documents regarding the proposed transaction with the SEC. A definitive joint proxy statement/prospectus will also be sent to the First Financial and MainSource shareholders seeking any required shareholder approvals. Before making any voting or investment decision, investors and security holders of First Financial and MainSource are urged to carefully read the entire registration statement and joint proxy statement/prospectus, when they become available, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction. The documents filed by First Financial and MainSource with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by First Financial may be obtained free of charge at First Financial’s website at http://www.bankatfirst.com and the documents filed by

MainSource may be obtained free of charge at MainSource’s website at https://www.mainsourcebank.com. Alternatively, these documents, when available, can be obtained free of charge from First Financial upon written request to First Financial Bancorp, Attention: Shannon M. Kuhl, Chief Legal Officer and Corporate Secretary, 255 E. Fifth Street, Suite 2900, Cincinnati, Ohio 45202 or by calling (877) 322-9530 or from MainSource upon written request to MainSource Financial Group, Inc., 2105 North State Road 3 Bypass, Greensburg, Indiana 47240, Attention: James M. Anderson, Chief Financial Officer, or by calling (812) 663-6734.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. This communication is also not a solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise. No offer of securities or solicitation will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. The communication is not a substitute for the joint proxy statement/prospectus that First Financial and MainSource will file with the SEC.

Cautionary Statements Regarding Forward-Looking Information
Certain statements contained in this communication which are not statements of historical fact constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, certain plans, expectations, goals, projections and benefits relating to the merger transaction between First Financial and MainSource, which are subject to numerous assumptions, risks and uncertainties. Words such as ‘‘believes,’’ ‘‘anticipates,’’ “likely,” “expected,” “estimated,” ‘‘intends’’ and other similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Please refer to each of First Financial’s and MainSource’s Annual Report on Form 10-K for the year ended December 31, 2016, as well as their other filings with the SEC, for a more detailed discussion of risks, uncertainties and factors that could cause actual results to differ from those discussed in the forward-looking statements.

Forward-looking statements are not historical facts but instead express only management’s beliefs regarding future results or events, many of which, by their nature, are inherently uncertain and outside of the management’s control. It is possible that actual results and outcomes may differ, possibly materially, from the anticipated results or outcomes indicated in these forward-looking statements. In addition to factors previously disclosed in reports filed by First Financial and MainSource with the SEC, risks and uncertainties for First Financial, MainSource and the combined company include, but are not limited to: the possibility that any of the anticipated benefits of the proposed merger will not be realized or will not be realized within the expected time period; the risk that integration of MainSource’s operations with those of First Financial will be materially delayed or will be more costly or difficult than expected; the inability to close the merger in a timely manner; the inability to complete the merger due to the failure of First Financial’s or MainSource’s shareholders to adopt the merger agreement; diversion of management's attention from ongoing business operations and opportunities; the failure to satisfy other conditions to completion of the merger, including receipt of required regulatory and other approvals; the failure of the proposed merger to close for any other reason; the challenges of integrating and retaining key employees; the effect of the announcement of the merger on First Financial’s, MainSource’s or the combined company's respective customer relationships and operating results; the possibility that the merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events; and general competitive, economic, political and market conditions and fluctuations. All forward-looking statements included herein are made as of the date hereof and are based on information available at the time of the conference call. Except as required by law, neither First Financial nor MainSource assumes any obligation to update any forward-looking statement.

Proxy Solicitation
First Financial, MainSource, their directors, executive officers and certain other persons may be deemed to be participants in the solicitation of proxies from First Financial’s and MainSource’s shareholders in favor of the approval of the merger. Information about the directors and executive officers of First Financial and their ownership of First Financial common stock is set forth in the proxy statement for First Financial’s 2017 annual meeting of shareholders, as previously filed with the SEC on April 13, 2017, and First Financial’s Annual Report on Form 10-K for the year ended December 31, 2016, as previously filed with the SEC on February 24, 2017. Information about the directors and executive officers of MainSource and their ownership of MainSource common stock is set forth in the proxy statement for MainSource’s 2017 annual meeting of shareholders, as previously filed with the SEC on March 24, 2017. Shareholders may obtain additional information regarding the interests of such participants by reading the registration statement and the proxy statement/prospectus when they become available.